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RESIDENT PARTNERS
Lee Edwards
Alan D. Seem
Admitted in New York

May 10, 2012

VIA EDGAR

Ms. Kathleen Collins, Accounting Branch Chief

Ms. Megan Akst

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	SINA Corporation
Form 20-F for the Fiscal Year ended December 31, 2010
Filed May 31, 2011
File No. 000-30698

Dear Ms. Collins:

This letter is in response to your letter dated April 26, 2012, which sets forth the Staff’s comments regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (the “Form 20-F”) of SINA Corporation (the “Company” or “SINA”).

Please note that the Staff’s comments are in bold, with the numbers corresponding to those set forth in your letter, followed by SINA’s response.

Form 20-F for the Fiscal Year Ended December 31, 2010

Item 3. Key Information

Risk Factors, page 4

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DÜSSELDORF  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MILAN  |  MUNICH  |  NEW YORK
PALO ALTO  |  PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

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General

1.                                      As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditor’s audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor’s audits and its quality control procedures.

SINA submits that SINA has added a risk factor headed “The audit report included in this annual report is prepared by an auditor that is not inspected by the Public Company Accounting Oversight Board (the “PCAOB”), and if investors lose confidence in our reported financial information, our share price may suffer.” on page 27 of its Annual Report on Form 20-F for the fiscal year ended December 31, 2011 filed with the U.S. Securities and Exchange Commission on April 27, 2012 (the “2011 Form 20-F”).

2.                                      We note your disclosures on page 17 regarding the potential risks associated with conducting your business through VIE contractual arrangements. Please further revise your disclosures to include a separate risk factor discussing the possession and control over your corporate chops, seals or other controlling non-tangible assets. Disclose which entity holds these items and who maintains control over the use of any corporate chops. Explain the purpose of these assets and what it would mean for your corporate structure and operations should you lose control over these assets.

SINA submits that SINA has added a risk factor headed “If the chops of our subsidiaries in China and VIEs are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of those entities could be severely and adversely compromised.” on page 18 of the 2011 Form 20-F.

Item 18. Financial Statements

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Consolidation, page F-7

3.                                      We note from your response to prior comment 2 that the Trademark License Agreements just serve to provide further details regarding the main terms that are already contained within the Exclusive Technical Services Agreement. Since you have not yet filed the Exclusive Technical Services Agreement, please provide us with a copy of such agreement and specifically point out the terms of such agreement that you believe are further supported by the Trademark License Agreements.

SINA submits that a copy of the Form Exclusive Technical Services Agreement has been filed as Exhibit 4.15 to the 2011 Form 20-F.  A copy of the Form Trademark License Agreement has been filed as Exhibit 4.17 to the 2011 Form 20-F.

SINA believes that the key terms of trademark licensing are already covered by the Exclusive Technical Services Agreements. For example, the Exclusive Technical Services Agreements provide that, if SINA’s VIEs require technical licenses in operating their businesses, the VIE is required to obtain such technical licenses from SINA’s wholly owned subsidiaries (“WFOEs” and each a “WFOE”) on an exclusive basis. The WFOE is required to make its best efforts to grant licenses or sublicenses to the VIE. The Exclusive Technical Services Agreements also contemplate separate technology license agreements to be entered into between the VIEs and the WFOEs to specify the details of the licencing arrangement, such as the licensing method, license fees and payment terms. SINA believes that these terms are further supported by the Trademark License Agreements.

4.                                      Your response also indicates that the company entered into the Trademark License Agreements to provide other potential revenue generating channels from the VIEs, however, you have not yet utilized those channels nor do you expect to do so in the foreseeable future. Please further revise the proposed disclosures provided in comment 5 to your response letter dated December 30, 2011 to clarify, if true, that the Trademark License Agreements have not contributed to your operations nor do you expect them to contribute in the near future.

SINA submits that SINA has added the requested disclosure on page 53 of the 2011 Form 20-F.

5.                                      We note your response to prior comment 2 where you state that the Exclusive Sales Agency Agreements “are designed to allow transfer of economic benefits through covering possible aspects of VIE’s operation in case Sina decides to enter into.” Please clarify this statement as it appears to be incomplete. Also, we note that you entered into the Exclusive Sales Agency Agreements to allow the company to generate revenues from the VIEs in the event the restrictions that prevent foreign-invested companies from operating MVAS and Internet businesses are removed. Please explain further why this agreement is necessary. In this regard, if the PRC restrictions were lifted, it would seem that you would no longer be required to conduct your business through contractual arrangements with the VIEs. Further, while we note that the company believes the current likelihood of such changes being implemented in the future is remote, as this Agreement provides for the terms of your continued operations should such restrictions be lifted, it remains unclear how you determined that it is not necessary to file this agreement as an exhibit to your filing. Please explain further and provide your analysis in the context of Instruction 3 to Exhibits of Form 20-F. Lastly, please further revise the proposed disclosures provided in your response to comment 5 in your December 30, 2011 letter to further explain the purpose of the Exclusive Sales Agency Agreements and the company’s belief as to the likelihood these agreements will impact your operations.

SINA submits that the Exclusive Sales Agency Agreements were entered into to allow SINA to generate revenues from the VIEs in the form of sales agency fees if SINA decides to enter into sales agency arrangements with the VIEs in the future (when permitted under PRC laws). While it would not be necessary for SINA to generate revenues from VIEs in the event that the restrictions that prevent foreign-invested companies from operating MVAS and Internet businesses are removed, SINA has entered into such agreements as a contingency to give SINA more flexibility.

SINA submits that a copy of the Form Exclusive Sales Agency Agreement has been filed as Exhibit 4.16 to the 2011 Form 20-F.

SINA submits that SINA has added the requested disclosures (regarding the purposes of the Exclusive Sales Agency Agreements and SINA’s belief as to the likelihood these agreements will impact its operations) on page 53 of the 2011 Form 20-F.

* * * * *

Finally, as requested by the Staff, attached is the written acknowledgement of the Company regarding the disclosure in its filings.

Should you have any questions or additional comments concerning the foregoing, please contact me by telephone at +86-10-5922-8002 (office) or by facsimile at +86-10-6563-6002.  Thank you.

Sincerely,

/s/ Alan D.Seem
Alan D. Seem

cc:	Charles Chao (President and Chief Executive Officer, SINA Corporation)

Herman Yu (Chief Financial Officer, SINA Corporation)

[Letterhead of SINA Corporation]

In connection with the response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter dated May 10, 2012, SINA Corporation (the “Company”) acknowledges that:

•                                                the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•                                                Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                                the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Herman Yu

Herman Yu

Chief Financial Officer